NO ACT

DC
P.E
1-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021481

Received SEC

JAN 2 2 2008

Washington, DC 20549

January 22, 2008

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/22/2008

Re: Verizon Communications Inc.

Dear Ms. Weber:

This is in regard to your letter dated January 21, 2008 concerning the shareholder proposal submitted by C. William Jones for inclusion in Verizon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Verizon therefore withdraws its December 21, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: C. William Jones
7055 Thomas Lane
Easton, MD 21601

PROCESSED
JAN 3 1 2008
THOMSON
FINANCIAL

Mary Louise Weber
Assistant General Counsel

RECEIVED
2007 DEC 26 PM 4: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

December 21, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2008 Annual Meeting
Shareholder Proposal of C. William Jones

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from C. William Jones (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2008 proxy materials.

I. Introduction.

The Proposal reads as follows:

RESOLVED, pursuant to Article VII, Section 7.06 of the Bylaws of Verizon Communications Inc., the stockholders hereby amend the Bylaws to add the following Section 3.09 to Article III:

<u>Shareholder Advisory Vote</u> *--The board of directors shall include, as a voting item printed in the proxy statement for each annual meeting of stockholders, an advisory resolution proposing that stockholders approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors in the Compensation Committee Report. The board's proposal shall make clear that the vote is advisory and will not abrogate any employment agreement.*

Verizon believes that the Proposal may be properly omitted from its 2008 proxy materials (1) under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b); (2) under Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal; and (3) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, misleading in violation of Rule 14a-9.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2008 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May be Excluded from the 2008 Proxy Materials Pursuant to Rule 14a-8(f) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

Verizon received the Proposal on October 4, 2007. The submission did not include documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1). Instead, the Proponent stated in a letter dated October 1, 2007, which accompanied the Proposal, that proof of his continued ownership of Verizon stock in an amount in excess of $2,000 "is available on request." After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1) on October 8, 2007, Verizon sent a letter to the Proponent via Federal Express (the "Notification Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of Verizon stock continuously for at least one year prior to the date of submission of the Proposal. The Notification Letter also advised the Proponent that such written statement had to be submitted to Verizon within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") relating to eligibility and procedural issues, the Notification Letter included a copy of Rule 14a-8. Verizon received confirmation from Federal Express that the Notification Letter was delivered to the Proponent's residence on October 9, 2007. A copy of the Notification Letter is attached as Exhibit B to this letter.

On October 12, 2007, the Proponent faxed to Verizon a letter dated October 9, 2007 (the "Response Letter") from Merrill Lynch ("Merrill"), stating that it "holds 120.0692 shares of Verizon Communications, Inc. common stock in the name of C. William Jones." The Response Letter further states: "Mr. Jones has been a shareholder of Verizon Communications (formerly Bell Atlantic & NYNEX) since January 18, 1996." A copy of the Response Letter is attached as Exhibit C to this letter.

Although the Response Letter was timely sent to Verizon, it fails to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of his shares, verifying his *continuous* ownership of at least $2,000 of Verizon shares from October 4, 2006 through October 4, 2007. In the Response Letter, Merrill does not make any such statement. Instead, as noted above, Merrill merely indicates (1) how many shares Mr. Jones owned on October 9, 2007 (five days after the date of the submission) and (2) that Mr. Jones has been "a shareholder of Verizon Communications (formerly Bell Atlantic & NYNEX) since January 18, 1996." These two statements, taken together, do not verify *continuous* ownership of at least $2,000 of Verizon stock from October 4, 2006 through October 4, 2007. In fact, the Response Letter provides no statement as to the number or value of Verizon shares owned by the Proponent at any time other than on the date of the Response Letter, October 9, 2007.

In Section C.1.c. (2) of SLB No. 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal. [emphasis in original]

A monthly, quarterly or other periodic investment statement is insufficient evidence because it only verifies ownership of securities at the beginning and end of the statement period, but does not verify continuous ownership of the securities during the statement period or during any period. The defect in the Response Letter is analogous to the defect inherent in an account statement. The Response Letter confirms that the Proponent owned the requisite number of Verizon shares on a date five days after the date of the submission and has held at least one Verizon share since 1996, but does not specifically verify that the Proponent continuously owned the requisite number of shares for the period of one year prior to the date of his submission.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *General Motors Corporation* (April 5, 2007) (account summary insufficient verification of continuous ownership); *Yahoo! Inc.* (March 29, 2007) (broker's letter did not specifically verify continuous ownership); *The Home Depot, Inc.* (February 5, 2007) (broker's letter verifying ownership "for the past year" was insufficient to provide proof of ownership for requisite period); *General Electric Company* (January 16, 2007) (brokerage statement insufficient); and *International Business Machines Corporation* (November 16, 2006) (broker's letter dated before date of submission did not verify continuous ownership for requisite period).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Verizon believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Verizon.

B. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Verizon Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. As publicly announced in a press release issued November 1, 2007, a copy of which is attached as Exhibit D, and as disclosed on Verizon's website, Verizon's Board of Directors recently amended Verizon's Corporate Governance Guidelines to include the following policy with respect to a shareholder advisory vote relating to executive compensation (the "Verizon Policy"):

> *Effective with the Corporation's 2009 Annual Meeting of Shareholders, a management proposal related to executive compensation in the form approved by the Board of Directors will be submitted annually to shareholders for a non-binding vote.*

The Verizon Policy substantially implements the request of the Proposal. Both the Verizon Policy and the Proposal provide that, beginning with the Company's 2009 annual meeting of shareholders, Verizon will annually include on the ballot a non-binding advisory vote relating to executive compensation.

The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). See also, *Nordstrom Inc.* (February 8, 1995) (proposal that company commit to code of conduct for overseas suppliers was substantially implemented by existing company guidelines, even though guidelines did not commit company to conduct regular or random inspections to ensure compliance).

Verizon believes that it has substantially implemented the Proposal because the Verizon Policy satisfactorily addresses the underlying objective of the Proposal; namely, to include on the ballot an annual advisory shareholder vote related to executive compensation. The fact that the Verizon Policy is contained in its Corporate Governance Guidelines and not in its Bylaws does not alter the conclusion that Verizon has substantially implemented the Proposal. The obligation to include an advisory shareholder vote related to executive compensation on the ballot at each annual meeting beginning in 2009 is an obligation regardless of whether it is contained in the

Corporate Governance Guidelines or the Bylaws. Moreove, many Commission rules recognize that significant corporate governance principles may be implemented by means other than a company's bylaws or certificate of incorporation. For example, Item 406 of Regulation S-K requires a registrant to disclose whether it has adopted a code of ethics applicable to specified executive officers and to either file the code with the Commission, post it on the registrant's website or undertake to provide a copy upon request. The instruction to this Item states:

> "Furthermore, a code of ethics within the meaning of paragraph (b) of this Item may be a portion of a broader document that addresses additional topics or that applies to more persons than those specified in paragraph (a). In satisfying the requirements of paragraph (c), a registrant need only file, post or provide the portions of a broader document..."

In a similar vein, Item 402(a)(2) of Regulation S-K requires a registrant to disclose and either file or post on its website its policies on director independence. Had the Commission expected the code of ethics and director independence policies to be contained a registrant's bylaws, it would not have included the specific filing requirement. To do so would be redundant, since a registrant is already required to file its bylaws as an exhibit to its annual report on Form 10-K. Likewise, the significance of Board committee charters is recognized under Item 7(d) of Schedule 14A and Item 407 of Regulation S-K (in each case related to disclosure of nominating, audit and compensation committee charters.)

The fact that under the Verizon Policy the Board reserves the right to approve the form of the resolution to be voted on annually by shareholders does not mean that the Proposal has not been substantially implemented under Rule 14a-8(i)(10). Under the Proposal, the Board also has the right to frame the annual advisory resolution, because the Bylaw amendment does not prescribe the words of such resolution. Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). See *ConAgra Foods, Inc.* (July 3, 2006), *Honeywell International Inc.* (February 21, 2006), *Raytheon Company* (January 25, 2006) where, in each instance, the Staff permitted exclusion of a proposal requesting a sustainability report because the company had posted an equivalent report or other information on its website that addressed the company's policies, practices and performance in the areas suggested by the proposal. See, also, *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal). As discussed in further detail in Section III below, the Bylaw amendment contained in the Proposal is inherently defective, because it requires a vote by shareholders on something that does not exist; namely, the "narrative disclosure of material factors in the Compensation Committee Report." It is precisely to avoid this sort of pitfall -- rendering a resolution confusing or meaningless -- that the Board reserved the right to approve the form of the advisory shareholder resolution relating to executive compensation that will appear on the ballot beginning in 2009.

For the foregoing reasons, Verizon believes that the Verizon Proposal substantially implements the Proposal within the meaning of Rule 14a-8(i)(10) and, accordingly, Verizon may properly exclude the Proposal from its 2007 proxy materials.

C. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite and, thus, Misleading in Violation of Rule 14a-9

Verizon also believes that the Proposal may be properly excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance Staff Legal Bulletin No. 14B (September 15, 2004).

The Proposal requests that the shareholders adopt an amendment to Verizon's Bylaws that requires the Board to "include, as a voting item printed in the proxy statement for each annual meeting of stockholders, an advisory resolution proposing that stockholders approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors in the Compensation Committee Report." While, as indicated in the second paragraph of the Supporting Statement, the Proposal purports to give the shareholders a non-binding advisory vote on Verizon's executive "pay practices," the Bylaw amendment contained in the resolution does not necessarily give shareholders such a vote. In fact, the wording of the Bylaw amendment is so vague and indefinite that it is unclear what the Board would be required to include on the ballot as a voting item. The Bylaw amendment specifies that the vote shall be on the compensation of the named executive officers "as set forth in the proxy statement's Summary Compensation Table <u>and</u> the accompanying narrative disclosure of material factors in the Compensation Committee Report." However, the Compensation Committee Report, which is mandated by Item 407(e)(5) of Regulation

S-K, does not contain a "disclosure of material factors" but merely certifies that the Board's compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and recommended to the Board that it be included in the proxy statement. Verizon believes that this defect in the description of the subject matter of the vote renders the Proposal materially false and misleading in violation of Rule14a-9.

Exclusion of the Proposal under Rule 14a-8(i)(3) is consistent with the Staff's position in *Sara Lee Corp.* (September 11, 2006). See also *PG&E Corporation* (January 30, 2007); *Allegheny Energy, Inc.* (January 30, 2007); *Johnson & Johnson* (January 31, 2007); Burlington Northern Santa Fe Corporation (January 31, 2007); *WellPoint, Inc.* (February 12, 2007); *Safeway Inc.* (February 14, 2007); and *Entergy Corporation* (February 14, 2007). In each of these instances, the Staff found that a proposal requesting that the company's shareholders be given the opportunity to vote at each annual meeting on an advisory management resolution to approve the report of the Compensation Committee Report was materially false and misleading under Rule 14a-9. The Staff afforded the proponent of the *Sara Lee* proposal the opportunity to revise the resolution to eliminate the misleading reference to the Compensation Committee Report because the requirements for that report were changed after the proposal was submitted. However, the Staff did not permit revisions of proposals with a similar defect that were submitted after the rule change became effective. The Proponent submitted the Proposal to Verizon more than a year after the adoption and public release by the Commission of the new rules regarding executive compensation disclosure. Verizon believes that the Proposal is excludable under Rule 14a-8(i)(3) because it is materially false and misleading, and the Staff should not permit its revision.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2008 proxy materials (1) under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b); (2) under Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal; and (3) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially misleading in violation of Rule 14a-9. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2008 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (410) 770-9485.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: C. William Jones
7055 Thomas Lane
Easton, MD 21601

C. William Jones
7055 Thomas Lane
Easton, MD 21601
(410) 770-9485
cwilliam@goeaston.net

October 1, 2007

Marianne Drost, Esq.
Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th floor
New York, NY 10007

Dear Ms. Drost:

I hereby resubmit the attached stockholder proposal for inclusion in the Company's next proxy statement, as permitted under Securities and Exchange Commission Rule 14a-8. I intend to present this proposal at the Company's 2008 annual meeting.

My resolution, attached to this letter, proposes an amendment to the Company's Bylaws directing the board of directors to include, as a voting item printed in the proxy statement for each annual meeting of stockholders, an advisory resolution proposing that stockholders approve or disapprove the compensation of the named executive officers.

As you know, a precatory version of this proposal was approved by 50.18% of the shares voting at this year's annual meeting. I subsequently wrote requesting that the Board respect the decision of the Company's owners in this matter. Since the Board has refused to act, I see no alternative except to resubmit the proposal as a bylaw amendment.

I have continuously held the requisite number of shares of common stock for more than one year. I intend to maintain this ownership position through the date of the 2008 Annual Meeting. I will introduce and speak for the resolution at the Company's 2008 Annual Meeting. Proof of my continued ownership of Verizon stock valued at substantially more than $2,000 is available on request.

Thank you in advance for including my proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me.

Sincerely yours,

C. William Jones

Enclosure

Shareholder Advisory Vote on Executive Compensation

C. William Jones, 7055 Thomas Lane, Easton, MD 21601, the owner of 119 shares of the Company's common stock, proposes the following shareholder resolution for inclusion in the Company's proxy statement for the 2008 Annual Meeting.

PROPOSAL

RESOLVED, pursuant to Article VII, Section 7.06 of the Bylaws of Verizon Communications Inc., the stockholders hereby amend the Bylaws to add the following Section 3.09 to Article III:

> **Shareholder Advisory Vote** -- The board of directors shall include, as a voting item printed in the proxy statement for each annual meeting of stockholders, an advisory resolution proposing that stockholders approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors in the Compensation Committee Report. The board's proposal shall make clear that the vote is advisory and will not abrogate any employment agreement.

SUPPORTING STATEMENT

A non-binding version of this proposal was approved by a majority of the shares voting at last year's Annual Meeting. Unfortunately, our Board has not acted on the expressed will of the shareholders, and so we have resubmitted the proposal for your consideration.

We continue to believe that the current rules governing executive compensation do not give shareholders sufficient influence over pay practices – nor do they give the Board adequate feedback from the owners of the company.

We believe that an annual advisory vote is particularly appropriate at Verizon.

For the second consecutive year, a study by the Corporate Library singled out Verizon as one of 12 "Pay for Failure companies" that exhibit the worst combination of excessive CEO pay and negative shareholder returns over the most recent five-year period. ("Pay for Failure II: The Compensation Committees Responsible," May 2007).

The study notes that over the five fiscal years through 2006, CEO Ivan Seidenberg received $68.6 million in compensation, while total shareholder return was *negative* 5%.

The Corporate Library's analysis concludes that the Company's long-term incentive plan, based on Performance Stock Units (PSUs), "is still badly flawed because it will pay out at the rate of 21.25% [of maximum value] if the company scrapes its way to the lower quartile," relative to its peers.

Indeed, last year's proxy disclosed that although Verizon "ranked in the 32nd percentile in terms of TSR [total shareholder return] compared to ... the S&P 500 Index," the PSUs paid out at 41% of their maximum value. As I stated at last year's Annual Meeting, this forgiving performance policy is what golfers call a "gimme."

The New York Times, in a 2006 report on the disparity between pay and performance at Verizon, quoted an independent compensation consultant concerning Seidenberg's executive pension accumulations. "They've [Verizon] put in almost $6 million in four years . . . that goes beyond holy cow," he said. "I look at this in the context of all the retrenchment Verizon has made in retiree benefits and medical for the rank-and-file guys." ("Outside Advice on Boss's Pay May Not Be So Independent," April 10, 2006).

The advisory vote proposed here is similar to the nonbinding shareholder vote required in other countries, including the U.K., Australia, Sweden, and the Netherlands (which requires a binding shareholder vote).

Please vote FOR this proposal.

EXHIBIT "B"

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

October 8, 2007

By Federal Express

Mr. C. William Jones
7055 Thomas Lane
Easton, MD 21601

Dear Mr. Jones:

We have received the shareholder proposal dated October 1, 2007 that you submitted for inclusion in Verizon Communications Inc.'s proxy statement for the 2008 annual meeting of shareholders. Under the Securities and Exchange Commission's (SEC) proxy rules, in order to be eligible to submit a proposal for the 2008 annual meeting, you must have continuously held at least $2,000 in market value, or 1%, of Verizon's common stock for at least one year prior to the date that you submit the proposal. In addition, you must continue to hold the stock through the date of the annual meeting. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

We would appreciate it if you would provide documentation evidencing that you have been the beneficial owner of the requisite number of shares of Verizon common stock for at least one year prior to the date of your submission and continue to hold such shares. The SEC rules require that you submit this documentation to us no later than 14 days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2008 annual meeting. Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

cc: Marianne Drost

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

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EXHIBIT "C"

C. William Jones
7055 Thomas Lane
Easton, MD 21601
Home Phone: 410 770-9485
Fax: 410 770-9513
E-mail: cwilliam@goeaston.net

10/12/2007

FAX COVER SHEET

To: Mary Louise Weber

From: Bill Jones

Comments:

Attached is my proof of beneficial ownership of 120 shares of Verizon. If you need the original, please let me know and I will mail it.

This transmission contains 2 pages, including the cover sheet.

Should you be a problem with this transmission, please call the above number promptly.

TOTAL MERRILL

Twohill Walkley Group

Douglas Twohill

First Vice President
Wealth Management Advisor
101 N. Clematis St. Suite 200
West Palm Beach, FL 33401
631-351-5052

October 9, 2007

To Whom It May Concern,

Merrill Lynch holds 120.0692 shares of Verizon Communications, Inc. common stock in the name of C. William Jones. Mr. Jones has been a shareholder of Verizon Communications (formerly Bell Atlantic & NYNEX) since January 18, 1996.

Sincerely,

Doug Twohill
First Vice President
Wealth Management Advisor

Note: We are providing this information as you requested. The information is provided as a service to you and is obtained from data we believe is accurate. However, Merrill Lynch considers your monthly statements to be the official documentation of all transactions. The information set forth was obtained from sources, which we believe reliable, but we do not guarantee its accuracy. Neither the information, nor any opinion expressed, constitutes a solicitation by us of the purchase or sale of any securities.

Mary Louise Weber
Assistant General Counsel

Verizon Communications Inc.
One Verizon Way, VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 4, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc.
Supplement to Letter Dated December 21, 2007
Relating to Shareholder Proposal of C. William Jones

Ladies and Gentlemen:

I refer to my letter dated December 21, 2007 (the "December 21 Letter"), pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by C. William Jones (the "Proponent") may properly be omitted from the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). This letter supplements the December 21 Letter in order to provide the Staff with additional relevant correspondence received from the Proponent subsequent to the December 21 Letter. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

Subsequent to the submission of the December 21 Letter, Verizon received correspondence from the Proponent via email on December 27, 2007 (the "December 27 email") stating the Proponent's position in response to Section II.A of the December 21 letter. A copy of the December 27 email is attached as Exhibit A. On January 2, 2008, Verizon received additional correspondence from the Proponent via email (the "January 2 email") attaching a letter from Merrill Lynch dated October 9, 2007 (the "Merrill Lynch Attachment") relating to the Proponent's ownership of Verizon stock. A copy of the January 2 email, together with the Merrill Lynch Attachment, is attached as Exhibit B.

Verizon believes that the Merrill Lynch Attachment is an acknowledgement on the part of the Proponent that he did not timely furnish a proper letter in response to Verizon's letter dated October 8, 2007 requesting proof of eligibility, a copy of which is attached as Exhibit B to the December 21 Letter (the "Notification Letter"). Regardless of the facial date of the Merrill Lynch Attachment, it was not provided by the Proponent until January 2, 2008 and thus, in non-compliance with Rule 14a-8(f)(1), was not mailed or electronically transmitted to Verizon within 14 days of the Proponent's receipt of the Notification Letter.

In the interest of complete clarity, the sequence of the correspondence referred to in the December 21 letter and in this letter is summarized below.

Date	Correspondence
October 4, 2007	Verizon receives the Proposal from the Proponent with no documentation establishing that the Proponent meets the eligibility requirements of Rule 14a-8(b)(1).
October 8, 2007	Verizon sends the Proponent by Federal Express the Notification Letter pursuant to Rule 14a-8(f)(1).
October 12, 2007	The Proponent faxes to Verizon a letter from Merrill Lynch dated October 9, 2007 which fails to establish the Proponent's continuous ownership of Verizon stock in an amount in excess of $2000 for at least one year prior to the date the Proponent submitted the Proposal.
December 21, 2007	Verizon submits its no action request to the Staff of the SEC.
December 27, 2007	Verizon receives from the Proponent the December 27 email.
January 2, 2008	Verizon receives from the Proponent the January 2 email with a second letter from Merrill Lynch, also dated October 9, 2007, attached to the email.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See *General Motors Corporation* (March 21, 2006); *H.J. Heinz Company* (May 23, 2006); *American International Group* (March 15, 2006); *The Mills Corporation* (March 15, 2005); *Nabors Industries Ltd.* (March 8, 2005); *Sterling Capital Corporation* (February 25, 2004); *Merrill Lynch & Co., Inc.* (January 27, 2003); and *The Allstate Corporation* (February 5, 2001). The Proponent did not provide appropriate documentation within 14 days of receipt of Verizon's written request (i.e., the Notification Letter).

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (410) 770-9513. Please note that the Proponent's fax number is a correction to the number provided in the December 21 Letter.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. C. William Jones
7055 Thomas Lane
Easton, MD 21601

EXHIBIT "A"

Weber, Mary L.

From: C William Jones [cwilliam@goeaston.net]
Sent: Thursday, December 27, 2007 5:43 PM
To: Weber, Mary L.
Cc: Drost, Marianne
Subject: Advisory Vote on Executive Compensation

Mary Louise,

Regarding my alleged failure to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b)(1), let me make a few points.

1) This year I provided, on October 12, 2007, the exact type of proof of ownership as I have for the past 10 years.

2) I received no objection (via telephone, email or mail) to that documentation at any time in the past until I received a copy of your letter dated December 21, 2007 to the SEC.

3) I was not provided, as is required, notification in writing "of any procedural or eligibility deficiencies, as well as the time frame for my response."

Further, Marianne Drost and I have been trying to set a satisfactory date and time to discuss this proposal. So far a date has not been set but I did suggest in an email on December 7th, that I was available on 1/7 am, 1/8 pm, 1/10 anytime and 1/11 am for a conference call.

Bill

C. William Jones

EXHIBIT "B"

Weber, Mary L.

From: C William Jones [cwilliam@goeaston.net]
Sent: Wednesday, January 02, 2008 4:48 PM
To: Weber, Mary L.
Subject: FW: Letter confirming beneficial ownership

jones verizon ltr.pdf (6 KB)

Mary Louise,

Attached is a letter from Merrill Lynch concerning my ownership of Verizon shares.

I will continue to hold in excess of $2,000 worth of Verizon Communications common stock through the date of the next shareholders meeting.

Please confirm that this proof of beneficial ownership is satisfactory.

Bill

C. William Jones

TOTAL MERRILL

Twohill Walkley Group

Douglas Twohill

First Vice President
Wealth Management Advisor
101 N. Clematis St. Suite 200
West Palm Beach, FL 33401
631-351-5052

October 9, 2007

To Whom It May Concern,

Merrill Lynch holds 120.0692 shares of Verizon Communications, Inc. common stock in the name of C. William Jones. Mr. Jones has continuously owned in excess of $2,000 worth of Verizon Communications (formerly Bell Atlantic & NYNEX) since January 18, 1996.

Sincerely,

Doug Twohill
First Vice President
Wealth Management Advisor

Note: We are providing this information as you requested. The information is provided as a service to you and is obtained from data we believe is accurate. However, Merrill Lynch considers your monthly statements to be the official documentation of all

C. William Jones
7055 Thomas Lane
Easton, MD 21601
410-770-9485

SEC
Mail Processing
Section

JAN 18 2008

Washington, DC
101

January 17, 2008

Ms. Marianne Drost, Esq.
Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th floor
New York, NY 10007

Dear Ms. Drost:

I hereby withdraw my proposal asking for a bylaw change to require an advisory vote on executive compensation.

As you know, I filed this proposal prior to the deadline for a proxy proposal submission and prior to Verizon announcing its intention to implement the proposal that the shareholders endorsed with a majority vote at the 2007 annual shareholder's meeting.

While I am disappointed that the company has decided to wait until the 2009 meeting for the first non-binding vote, I congratulate the Verizon board on agreeing to implement this proposal. Verizon has shown leadership in corporate governance reform by taking this action. Unfortunately, Aflac has decided to move up its shareholder advisory vote on executive compensation to the 2008 meeting thus becoming the first major United States corporation to implement this vote.

I do, however, request that the company agree to establish a dialogue with me concerning the details of the board's "form of the advisory shareholder resolution," as noted in your December 21, 2007 letter to the SEC.

I look forward to this dialogue.

Sincerely yours,

C. William Jones

cc: Office of the Chief Counsel
Division of Corporate Finance
Securities & Exchange Corporation,

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 21, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. Supplement to Letter Dated December 21, 2007 Relating to Shareholder Proposal of C. William Jones

Ladies and Gentlemen:

I refer to my letter dated December 21, 2007, pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by C. William Jones (the "Proponent ") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders.

As indicated in the Proponent's letter dated January 17, 2008, attached hereto as Exhibit A, the Proponent has withdrawn the Proposal. Accordingly, Verizon hereby withdraws it request for no action relief relating to the Proposal.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: C. William Jones

#103234

EXHIBIT "A"

C. William Jones
7055 Thomas Lane
Easton, MD 21601
410-770-9485

January 17, 2008

Ms. Marianne Drost, Esq.
Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th floor
New York, NY 10007

Dear Ms. Drost:

I hereby withdraw my proposal asking for a bylaw change to require an advisory vote on executive compensation.

As you know, I filed this proposal prior to the deadline for a proxy proposal submission and prior to Verizon announcing its intention to implement the proposal that the shareholders endorsed with a majority vote at the 2007 annual shareholder's meeting.

While I am disappointed that the company has decided to wait until the 2009 meeting for the first non-binding vote, I congratulate the Verizon board on agreeing to implement this proposal. Verizon has shown leadership in corporate governance reform by taking this action. Unfortunately, Aflac has decided to move up its shareholder advisory vote on executive compensation to the 2008 meeting thus becoming the first major United States corporation to implement this vote.

I do, however, request that the company agree to establish a dialogue with me concerning the details of the board's "form of the advisory shareholder resolution," as noted in your December 21, 2007 letter to the SEC.

I look forward to this dialogue.

Sincerely yours,

cc: Office of the Chief Counsel
Division of Corporate Finance
Securities & Exchange Corporation,

END